UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment  No. 2)*

Cyanotech Corporation

(Name of Issuer)

Common Stock,
par value $0.02 per share
(Title of Class of Securities)

232437-301 (CUSIP Number)

Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street
New Canaan, CT 06840

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

May 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437-301	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 662,125
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 662,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,395
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian TSV II, LP 45-2531394
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,395
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 687,125
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 687,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,395
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,395
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,395
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.  Security and Issuer.

No change.

Item 2.  Identity and Background.

No change.

 Item 3.  Source or Amount of Funds or Other Consideration.

No change.

Item 4.  Purpose of Transaction.

The following supplements the information provided in prior Schedule 13D filings by the Reporting entities.

On May 6, 2016, Meridian delivered a letter to Cyanotech's interim CEO detailing Meridian's concerns relating to the Company's governance practices and the apparent deficiencies in the SEC filings of certain of the Company's stockholders.  In the letter, Meridian emphasized the potentially serious nature of the issues raised and advised that Cyanotech's board of directors had both a duty to address those issues and to be transparent about the actions it was taking.  Meridian attempted to make clear that its principals would be available at any time to discuss the letter and Meridian twice telephoned the Company's interim CEO to review the issues raised in the letter.

As of today, May 19, 2016, Meridian has not received a response to its letter.  Having its effort at a private dialog with Cyanotech's board of directors rejected without explanation, Meridian believes it is now necessary to alert its fellow stockholders to the contents of the May 6, 2016 letter so they may add their voices to the call for reform at Cyanotech.  Material excerpts from Meridian's May 6, 2016 letter are attached hereto as Exhibit C.

As required by Federal securities laws, on May 9 2016, Meridian updated its filings with the Securities and Exchange Commission, changing its filing status to that of an active investor on Schedule 13D and reporting that it had communicated with the Company's board of directors intending to influence the board of directors and had made a request for Meridian to obtain one or more board seats.  In its May 9, 2016, Schedule 13D filing and in another Schedule 13D filing made on May 10, 2016, Meridian described its belief in the Company's business potential and its concerns that recent actions taken by Cyanotech's board of directors were not in the best interest of Cyanotech's stockholders.

This Amendment No. 2 to Schedule 13D supplements Meridian's prior filings which dealt with Meridian's concerns regarding Cyanotech's external strategies and operations.  Meridian now adds the discussion herein, concerning Cyanotech's internal operations.  Coincident to its delivering the May 6, 2016 letter, Meridian verbally communicated to the Company's interim CEO its belief that much of what Meridian has found troubling concerning the Company's operations appears to emanate from the Company's Chairman.  Meridian reminded the interim CEO, who also serves on the Company's board of directors, that the Chairman is only one member of a five person board of directors and that the Company's other directors have the ability to out-vote the Chairman 4-1 on any matters considered by the Board.  Further, Meridian advised that to the extent the other board members disagree with the actions being taken and the policies being implemented by the Chairman, it is their fiduciary duty to exercise that voting power and to represent and protect the interests of all the Company's stockholders.

Meridian's principals have for the past 14 years specialized in making investments in small public companies.  Over that period, Meridian has never before observed a company like Cyanotech where the conduct of the company's insiders suggests a lack of appreciation for normal public company governance and disclosure practices.  Meridian strongly believes that the unusual practices of the Company need to change and that such change will significantly benefit the Company, its employees and its stockholders.

Meridian is always interested in hearing from fellow stockholders and has created a special email address to help Cyanotech stockholders contact us.

Email Meridian at: moreredalgae@meridian.com

FORWARD-LOOKING STATEMENTS

This filing contains "forward-looking statements" within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding Meridian's beliefs about Cyanotech's prospects, product market position, future revenues and future stock price, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or other similar words.

These forward-looking statements are only predictions. These statements relate to future events and involve known and unknown risks, uncertainties and other important factors that may cause Cyanotech's actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Actual results may different materially due to action or inaction by Cyanotech's board of directors and management, Cyanotech's inability to overcome its production problems and other risks, some of which may be unknown.  Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this report represent the views of the Reporting Entities as of the date of this filing. Subsequent events and developments may cause those views to change.

Item 5.  Interest in Securities of the Issuer.

No change.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.  A copy of such agreement was filed as Exhibit A to the Schedule 13D filing of the Reporting entities on May 9, 2016.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A – Joint Filing Agreement dated May 9, 2016, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.(1).

Exhibit C – Material excerpts from a letter dated May 6, 2016 from Meridian OHC Partners, LP to Messrs. Cysewski, Carlton, Menzel and Vied, members of the board of directors of Cyanotech Corporation.

(1)  Incorporated by reference to Schedule 13D filed on May 9, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

Meridian TSV II, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

TSV Investment Partners, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

May 6, 2016

Cyanotech Corporation
73-4460 Queen Kaahumanu Highway, Suite #102
Kailua Kona, HI 96740
Attention:  Messrs. Cysewski, Carlton, Menzel and Vied

Gentlemen,

Meridian is an investment firm specializing in small public companies.  Over the past 14 years, Meridian's principals have made material investments in more than 30 such businesses.  Our model involves taking large stakes in companies we believe to be significantly undervalued by the market.  We believe such discounts are created by a variety of inefficiencies common among small cap public companies.  One of the most frequently cited of these inefficiencies is the general absence of analyst coverage.  We believe the lack of analyst coverage creates opportunities for firms such as Meridian that are able to do their own primary research.

In the case of Cyanotech, that primary research has been extensive as we began not knowing much about growing algae or harvesting astaxanthin.  In this investment, Meridian also had to overcome the challenges associated with Cyanotech's practice of conducting no out-bound investor relations – the Company conducts no earnings calls, participates in no investor conferences, does no investor road shows and, as far as we know, hasn't even produced a corporate PowerPoint.

As it does with all of its investments, Meridian has made periodic company site visits over the last two years in order to see first-hand the operations of the business and to personally meet with key personnel. In these meetings, we have always come away very impressed by the knowledge and passion of the Company's employees, and this has contributed to Meridian's optimism about Cyanotech and its prospects.

In this context, we were very surprised by the news on April 4, 2016 that Brent Bailey had been removed as the CEO.  Given our surprise and our concern for the potential impact of this change, Meridian was eager to speak to Mr. Bailey.  When we made contact and had an opportunity to ask questions, we found many of the answers quite disturbing.

With respect to the following discussion, some context on my background may be relevant.  I received joint JD/MBA degrees from Georgetown prior to practicing corporate law in New York City and Silicon Valley.  In both locations, I specialized in venture capital, private equity and public market securities transactions.  While in law firm practice, I worked with many public and private companies and attended perhaps a hundred board meetings.  In 1999, I was recruited into and joined one of my client companies as its General Counsel.  That company went public and was acquired by Microsoft in 2002.  I began investing in public companies that same year and have since worked closely with the management and boards of directors of dozens of additional companies.  I have participated in the governance process from all angles: as outside legal counsel, as an executive officer, as a board member and as an active outside investor.

As stated above, Meridian was surprised and disturbed by the answers we received to questions about Mr. Bailey's forced departure from Cyanotech.  Soon after, we began investigating aspects of the story that seemed particularly troubling.  We are writing this letter to alert the board of directors of Cyanotech to the findings, to date, of our investigation, and to put its members on notice of the need for corrective action.

Meridian strongly recommends that Cyanotech's board engage counsel that is independent of its Chairman to review and discuss the contents of this letter.  Meridian believes the Chairman's practices are inconsistent with his role, as well as his fiduciary duties, and we believe that the Chairman's actions place the other directors, the Company and its stockholders' equity in jeopardy.

The issues described in this letter must be promptly addressed by Cyanotech's board.  Failure to take prompt action could result in personal liability for the Company's directors.  Among the topics to discuss with independent legal counsel are the limitations of a corporation's ability to indemnify directors for their actions and the exclusions within directors and officers (D&O) insurance policies for knowing breaches of director responsibilities.

As detailed below, Meridian has reason to believe that Cyanotech's Chairman has systematically violated the disclosure requirements of the federal securities laws relating to his investment in Cyanotech.  Meridian believes the most likely explanation for this pattern of behavior is the Chairman's desire to avoid potential application of the "Acquisition of Controlling Interest" statutes of Nevada's general corporation law (Nevada Revised Statutes 78.378–78.3793).

As you know, Cyanotech is incorporated in Nevada.  Nevada's "Acquisition of Controlling Interest" statutes are implicated when any person "who, individually or in association with others, acquires or offers to acquire, directly or indirectly," 20% or more "of all the voting power of the corporation in the election of directors."

Cyanotech's Chairman, together with the Rudolf Steiner Foundation (hereafter "RSF") control approximately 33% of Cyanotech's voting shares – thus falling within the plain language of the Nevada's "Acquisition of Controlling Interest" statutes.

Meridian believes both the Chairman and RSF have failed to properly disclose the close relationship and transactions that brought them together as a controlling stockholder group at Cyanotech.  We believe this failure to provide required disclosure is potentially a violation of the federal securities laws inasmuch as it appears to be an undeclared "group."  This type of securities law violation is sometimes referred to as "parking" – when one party causes shares to be held by another party in order to avoid required disclosures that would be problematic under various legal, regulatory or other ownership limitations.  The most famous examples of parking involved Ivan Boesky and Michael Milken, each of whom served time in Federal prison for conspiring to file false stock ownership reports.

The Chairman's Long Pattern of Making Improper and/or Incomplete SEC Filings

The Securities Exchange Act of 1934 creates reporting obligations for any party that acquires more than 5% of the voting shares of a public company.  The Chairman became the Company's largest stockholder in 2002 when he acquired a 19.6% stake.  This ownership stake is just below the 20% threshold of Nevada's "Acquisition of Controlling Interest" statutes.  As you'll see below, the Chairman has very carefully managed his stock holdings in the Company since 2002 – See Table 1, appended hereto, which shows the large number of entities among which the Chairman allocates his shares and the frequent adjustments the Chairman has made to his holdings.

The Exchange Act creates different levels of required disclosure for different types of investors.  Filings on Schedule 13G are reserved for passive investors, such as mutual funds, and provide for lesser disclosure requirements, generally only requiring annual updates on or before the 45th day following year-end.  Parties and groups holding 20% or more of a company's voting securities are ineligible for filing on Schedule 13G.

The Exchange Act provides more rigorous disclosure requirement for active investors – those that have or intend to influence a corporation's strategy or board of directors.  Parties and groups holding 20% or more of a company's voting securities are assumed to be active.  Such parties must file on Schedule 13D which requires greater levels of public disclosure which must be updated whenever there is a material change to the investor or group's holdings or to their investment intent.  In addition to the Schedule 13G or 13D requirements at the 5% ownership level, any holder of 10% or more is required to make filings on Form 4 within 2 business days of any change in holdings.

We would call your attention to several items in the summary on Table 1.  The Chairman has elected to make his filings on Schedule 13G rather than Schedule 13D.  This is extremely odd – the Chairman has been on Cyanotech's board of directors since the time of his first filing in 2002 and he has served as chairman of the board since 2011.  Anyone familiar with SEC reporting requirements, whether counsel to Cyanotech or one of the parties that has assisted the Chairman with the management of his many foundations and trusts, would/should have told the Chairman that he has been filing on the wrong form. […]

In addition, the Chairman did not comply even with the lesser disclosure requirements for Schedule 13G.  Those rules require annual filings on or before the 45th day following each year end.  The Chairman neglected to make filings in 2003, 2006, 2007, 2008, 2009, 2010, and 2012.  When he did make filings, he usually made them late, as was the case in the years 2004, 2005, 2011, 2014, and 2015.

Finally, the filings the Chairman did make raise questions about the accuracy of his reporting.  Note for example, how some entities disappear and then reappear in later years, sometimes with the original number of shares.  In addition, there are instances where the Chairman's disclosure with respect to ownership by a trust he created disagrees with contemporaneous SEC filings made by the third-party trustee with respect to the same entity.  That, plus the regular reshuffling of the share counts for the various entities, makes review and understanding of what the Chairman holds and when and how he acquired the shares extremely difficult, if not impossible.

The Creation and Conduct of the Undeclared Control Group

Cyanotech has long had two large stockholders: the Chairman with ~19.5% and RSF with ~13.5%.  It appears well-known to those around the Company that the Chairman has a very close relationship with RSF.  According to Brent Bailey, the Chairman took him to visit RSF's offices on his very first day on the job with Cyanotech.  Pictures of the Chairman can easily be found on RSF's website and a Google search with the Chairman's name and RSF turns up 9,170 results.

Most of RSF's stake in Cyanotech was acquired in 2011.  Cyanotech began that year with a different large stockholder, VitaeLab AS, a Norwegian vitamin and supplements company, that Meridian understands was, for some time, a large bulk customer of the Company.  When VitaeLab became a 5% stockholder in 2008, it disclosed that it was an active investor and that it might seek to influence the Company and its board of directors.  Accordingly, it properly reported its investment on Schedule 13D.  Later in 2008, VitaeLab's amended its Schedule 13D to report that its position had risen materially to 9.7%, the level at which it remained thereafter.  Meridian understands that, at one point, VitaeLab requested a seat on Cyanotech's board of directors and the Company rejected this request.

Brent Bailey reports that in 2011, VitaeLab called him with news that it was interested in selling its 9.7% stake in the Company and asked whether any buyers of such a stake were known.  Mr. Bailey passed news of this call to the Chairman.  We know from public filings that RSF purchased VitaeLab's shares on May 17, 2011.

While RSF's purchase was reported and therefore generally known, what was not generally known is RSF's dependence on the generosity of the Chairman – possibly for every share of the Company that it has ever acquired and currently holds.  The first gift involving Cyanotech stock that we can specifically identify occurred on February 17, 2011 and involved the Chairman, indirectly through his Skywords Foundation, donating 76,998 shares to RSF.  This transaction was identified through review of RSF's IRS Form 990 for 2011, which return was obtained from RSF's website.  The Chairman did not report this transaction on Form 4, as required by the Federal securities laws, nor did he report earlier transfers, of 150,036 shares, which Meridian believes the Chairman is likely to have made to RSF in 2010.

Next, RSF's Form 990 for 2011 shows that it received donations during the year of $10.36 million and had total expenses of $8.48 million.  The difference of approximately $1.9 million is about the amount that would have been required to purchase the VitaeLab shares.  RSF obtained the funds required for the purchase from the Chairman.  This is known from RSF's Form 990 for 2011, which reported that it received a cash donation that year from the Chairman of $2.5 million.

It makes sense that RSF would only purchase the ViateLab's shares with funds donated expressly for that purpose.  Reviewing several years of RSF tax returns shows that it commonly receives donations in the form of publicly-traded securities (Intel shares, IBM shares, etc.), but one does not get the impression that RSF itself regularly engages in the purchase of such securities.  Indeed, in most years, there would be no funds for such purchases as in most years RSF causes its expenses to match the donation levels for that year.  Further, it would be extraordinary for a small charitable organization such as RSF to, on its own, chose to invest in an illiquid nanocap company such as Cyanotech.  The Company pays no dividends and has, through its long history, greatly underperformed the market.

But even more extraordinary than learning that RSF decided, on its own, to make a very large purchase (~20% of its annual budget) of Cyanotech shares, would be to hear that RSF independently elected to hold Cynotech shares for a period of five years.  Foundations such as RSF are subject to the so-called "prudent investor rule," which generally requires them to invest their endowments as a prudent fiduciary would.  This fiduciary standard applies directly to the types of securities purchased and held by the endowment as well the overall diversification of the portfolio.  It is hard to see how a 13.5% interest in a nonperforming nanocap stock would pass such scrutiny, especially since this one holding represents 30% or more of RSF's entire public securities portfolio.  We would also observe that Cyanotech is the only public company in which RSF has ever owned more than 5%.

[…]

Table 1 shows that the Chairman has regularly added to his Cyanotech holdings.  For example, during the period between February 14, 2011 and June 2, 2011, the 76,998 shares the Chairman donated to RSF at the beginning of that period were quickly recouped via new open market purchases as the Chairman added 100,000 shares to his own holdings right after the donation to RSF.  As shown on Table 1, however, it appears that notwithstanding the Chairman's regular addition of shares, he was careful to never allow his ownership to exceed 19.9%.

The only decrease in the shares held by the Chairman was reported in 2013.  That decrease was necessary to keep the Chairman's reported stake in Cyanotech below 20% (he reported his holdings at 19.9%).  How did the Chairman decrease his share count to go below the 20% threshold?  We don't know.  The Chairman did not file the required Schedule 13G in 2012 and went 20 months between his Schedule 13G filings on June 2, 2011 and February 13, 2013.  The Chairman filed no Form 4s during this period relating to the sale or donation of shares, as would be required by Federal securities laws.  Rather, he filed several Form 4s during this period indicating that he had acquired additional shares.  […]

In any case, the Chairman made subsequent filings in 2013 indicating how he "solved" for the potential problem of holding more than 20% of Cyanotech's shares.  In the first Form 4 filing, dated December 18, 2013, he appears to have shifted shares back to affiliates that had gone for a period without shares.  In the second Form 4 filing, dated February 20, 2014, he reported an external donation of 30,769 shares.  The recipient of these shares once again was RSF, as was confirmed by an RSF Form 4 filing some weeks later.

RSF failed to make its required annual filing on Schedule 13G in 2016, but Meridian believes it likely that RSF continues to hold all the shares that have been donated to it by the Chairman or that were acquired in a transaction arranged by the Chairman with funds donated to RSF by the Chairman.

[…]

The Continuation of Chairman's Bad Practices Within Cyanotech

The Chairman's apparent disregard for Federal and state securities law compliance appears to have carried over into his direction of Cyanotech's corporate governance practices.  The Board should examine several issues in this regard.  First, the board should focus attention on the Chairman's apparent ability to control the individuals added to and removed from Cyanotech's board of directors.  […]

Even more egregious, however, is the news about how Cyanotech's board has conducted its business for at least the last several months.  Meridian has been informed that (x) the Chairman has been calling and conducting regular meetings of the board of directors and (y) systematically failing to provide notice to, and thus excluding, two of the Company's directors – Messrs. Cysewski and Bailey.  These meetings, in which the business of the Company was apparently conducted, may or may not have produced minutes, but it is our understanding that corporate counsel was often present.

The convening of a sub-set of the board of directors without authority and/or without proper notice to all directors and, perhaps, without taking minutes, is an accountability vacuum and a clear and obvious violation of basic corporate governance practices.  Further, respecting the rights and responsibilities of duly-elected corporate directors is not optional.  […]

[…]

What is To Be Done?

[…]

Given the Chairman's long pattern of questionable behavior, and his apparent corrupting influence on both RSF and Cyanotech, Meridian believes it essential that the Chairman be removed from the board of directors of the Company.  […]

Next, new experienced board members, with proper understanding of the law and corporate governance practices, must be brought in to lead the process of taking corrective action.  Meridian expects that it will be very difficult to quickly recruit qualified independent board members given the small size of the Company, the remote location of its operations, and the heavy workload that will be required to correct these issues.  For this reason, Meridian believes it appropriate to offer one or more of its experienced principals or affiliates to satisfy the Company's urgent need.

As described above, Meridian's principals have long experience with small public companies and it is not at all unusual for Meridian to request and obtain one or more board seats.  As the Company's third largest stockholder (after the Chairman and RSF), with a 13% ownership position, Meridian already has a strong case for a board seat.  In addition, the obvious need for fair representation of the interests of the Company's outside stockholders makes the case for a Meridian board seat especially compelling.  I personally have extensive corporate governance experience and worked for many years as outside legal counsel to public and private companies and as inside general counsel to a public company.  I am available to discuss the possibility of joining Cyanotech's board at any time.

Please understand, Meridian has no desire to engage in a proxy contest or to otherwise engage in a public relations battle with the incumbent board of directors or the Chairman.  We desire the best path, and the least disruptive path, going forward for all parties.  We will be unable, however, to sit idle should Cyanotech's board of directors refuse or delay taking meaningful action.  We expect Cyanotech's board will find it necessary to conduct its own investigation.  However, please understand that should the board go silent during this period, it will not be possible for those outside the Company to know that appropriate steps are being taken.  This could force unwanted and potentially unnecessary escalation to occur.

Conversely, we believe it would be well-received by anyone put in the position of evaluating the board's response to these issues, to see that one of the board's first actions was not to entrench itself or conceal its actions, but rather to bring a qualified lead independent director, one who has a substantial financial interest in the Company, into the process to see and participate in the review of prior conduct and the implementation of the changes necessary to correct past problems.

Please contact me after reviewing the content of this letter with qualified independent legal counsel.

Sincerely,

MERIDIAN OHC PARTNERS, LP
 By: TSV Investment Partners, LLC, its General Partner

By:  /s/  Scott A Shuda
Scott Alan Shuda
Managing Director

TABLE 1

Chairman's Ownership Interest Over Time
Table created from data in Chairman's Periodic 13G Filings